Exhibit 99.168

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

enCore Energy Corp.

101 N. Shoreline Blvd, Suite 450

Corpus Christi, TX 78401

2.	DATE OF MATERIAL CHANGE

December 6, 2022

3.	NEWS RELEASE

News release dated December 6, 2022 was disseminated via Globe Newswire and filed on SEDAR

4.	SUMMARY OF MATERIAL CHANGE

enCore closes $69.8 million private placement financing

5.	FULL DESCRIPTION OF MATERIAL CHANGE

enCore Energy Corp. (TSXV: EU) (OTCQB: ENCUF) (the “Company”) announced the successful completion of its previously announced “bought deal” brokered private placement of an aggregate of 23,000,000 subscription receipts (the “Subscription Receipts”) of enCore at a price of C$3.00 per Subscription Receipt (the “Issue Price”) for aggregate gross proceeds to enCore of C$69 million (the “Offering”), including the full exercise of the Underwriters’ option. Concurrently, enCore completed a non-brokered private placement of 277,000 Subscription Receipts at the Issue Price for aggregate gross proceeds to enCore of C$831,000 (the “Concurrent Offering”, and collectively with the Offering, the “Private Placements”).

The Offering was completed pursuant to an underwriting agreement entered into among enCore, Canaccord Genuity Corp. (the “Lead Underwriter”), Haywood Securities Inc., Cantor Fitzgerald Canada Corporation, PI Financial Corp., Clarus Securities Inc., and Red Cloud Securities Inc. (together with the Lead Underwriter, the “Underwriters”). In consideration for their services, the Underwriters were paid a cash commission equal to 6% of the gross proceeds of the Offering (other than in respect of subscribers on the President’s List for which a 2% commission was paid), subject to 50% of the cash commission payable in respect of the Subscription Receipts being held in escrow pending the satisfaction of the Escrow Release Conditions (as defined below) and in accordance with the terms of the subscription receipt agreement entered into among enCore, Computershare Trust Company of Canada, as subscription receipt agent (the “Escrow Agent”), and the Lead Underwriter (the “Subscription Receipt Agreement”). Additionally, in consideration for their services, the Underwriters were issued an aggregate of 1,350,000 non-transferable broker warrants (the “Broker Warrants”) of enCore, with each Broker Warrant being exercisable into one common share (each, a “Broker Warrant Share”) of enCore at a price of C$3.25 per Broker Warrant Share from the date hereof until 27 months following the satisfaction of the Escrow Release Conditions. In connection with the Concurrent Offering, enCore agreed to pay an aggregate of $24,600 as finder’s fee commissions.

The net proceeds of the Private Placements will be used to fund the cash portion of the Consideration (as defined below) payable by enCore pursuant to the definitive agreement (the “Agreement”) to acquire the Alta Mesa In-Situ Recovery uranium project from Energy Fuels Inc. (the “Transaction”) for total consideration of US$120 million (the “Consideration”), and for working capital purposes. For further details relating to the Transaction, see the news release of enCore dated November 14, 2022.

Pursuant to the Subscription Receipt Agreement, the gross proceeds from the Private Placements(less 50% of the Underwriters’ cash commission and the Underwriters’ expenses) (the “Escrowed Funds”) will be held in escrow pending satisfaction of certain conditions, including, amongst others, (a) the satisfaction of each of the conditions precedent to the Transaction in accordance with the Agreement (other than the payment of the cash portion of the Consideration); and (b) the receipt of all required approvals in connection with the Transaction and the Offering, including, without limitation, conditional approval of the Exchange (collectively, the “Escrow Release Conditions”).

Upon satisfaction of the Escrow Release Conditions, each of the Subscription Receipts will automatically convert into one unit (a “Unit”) of enCore. Each Unit will be comprised of one common share of enCore (a “Common Share”) and one Common Share purchase warrant (a “Warrant”), with each Warrant entitling the holder thereof to acquire one Common Share (a “Warrant Share”) at a price of C$3.75 for a period of 3 years following the satisfaction of the Escrow Release Conditions. If the Escrow Release Conditions have not been satisfied on or prior to February 14, 2023, the Escrow Agent shall return the Issue Price plus any interest earned on the Escrowed Funds, to the holders of Subscription Receipts and the Subscription Receipts shall be cancelled.

All securities issued under the Private Placements will be subject to a hold period expiring four months and one day from the date hereof. The Private Placements remain subject to final acceptance of the TSX Venture Exchange.

The Subscription Receipts were offered in each of the provinces of Canada on a private placement basis, to investors in the United States pursuant to available exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “US Securities Act”), and in those jurisdictions outside of Canada and the United States which were agreed to by enCore and the Underwriters.

The securities have not been, and will not be, registered under the U.S Securities Act or any US state securities laws, and may not be offered or sold in the United States without registration under the US Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

William M. Sheriff, Executive Chairman Telephone: 972-333-2214

9.	DATE OF REPORT

December 12, 2022